2018

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2018

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 333-151440

United States Steel Corporation

Savings Fund Plan for Salaried Employees
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

INDEX

The Corporation

Required Information:

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company," "U. S. Steel" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to United States Steel Corporation Savings Fund Plan For Salaried Employees.

United States Steel Corporation
Savings Fund Plan for
Salaried Employees
Financial Statements and Supplemental Schedules
December 31, 2018 and 2017

United States Steel Corporation
Savings Fund Plan for Salaried Employees
Index
December 31, 2018 and 2017

Page (s)

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits at December 31, 2018 and 2017	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2018 and 2017	2
Notes to Financial Statements	3-8

Supplemental Schedules
Schedule H, Line 4a - Schedule of Delinquent Contributions at December 31, 2018	9
Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2018	10

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the
United States Steel Corporation Savings Fund Plan for Salaried Employees

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the United States Steel Corporation Savings Fund Plan for Salaried Employees (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) and Schedule H, line 4a - Schedule of Delinquent Participant Contributions at December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 19, 2019

We have served as the Plan’s auditor since at least 1981. We have not been able to determine the specific year we began serving as auditor of the Plan.

UNITED STATES STEEL CORPORATION SAVINGS FUND SAVINGS PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits
($ in thousands)

	December 31,
	2018	2017
Assets
Investments:
Investments at fair value (see Notes 10 & 12)	$1,102,618	$1,269,948

Receivables:
Participant Loans (see Note 11)	12,388	11,940
Investment Sales	6	337
Total Receivables	12,394	12,277
Net assets available for benefits	$1,115,012	$1,282,225

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets Available for Benefits
($ in thousands)

	Year Ended December 31,
	2018	2017
Additions
Earnings on investments:
Interest	$5,158	$4,490
Dividends	38,888	30,662
Net (depreciation)/appreciation in fair value of investments	(155,396)	129,067
Total (loss) earnings on investments	(111,350)	164,219

Contributions received from:
Employers (see Note 1)	39,693	38,303
Participants (including rollovers)	42,440	56,268
Total contributions	82,133	94,571
(Loss) earnings on investments, net of contributions received	(29,217)	258,790

Deductions
Benefit payments directly to participants or beneficiaries	138,202	142,778
Administration expenses	103	157
Total deductions	138,305	142,935

Net (deductions)/additions	(167,522)	115,855
Net transfers to the plan (see Note 4)	309	502
Net assets available for benefits:
Beginning of year	1,282,225	1,165,868
End of year	$1,115,012	$1,282,225

The accompanying notes are an integral part of these financial statements.

#2

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

1.
Plan description - The following description provides general information regarding the United States Steel Corporation Savings Fund Plan for Salaried Employees (the Plan), a defined contribution plan which covers substantially all domestic non-union salaried employees of United States Steel Corporation (the Company or the Plan Sponsor) and designated Employing Companies. Eligibility begins in the month following the month of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

a.
Contributions - The Plan receives (1) Participant contributions (a) as pre-tax, after-tax and/or Roth 401(k) savings, and/or (b) rollover contributions, and (2) Employer contributions, as matching contributions and/or non-contributory defined contribution Retirement Account contributions. Each component of contributions is described in further detail below. Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis, as after-tax Roth 401(k) savings or a combination thereof. Other qualified plan limits include:

	2018	2017
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$18,500	$18,000
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$6,000	$6,000
Maximum covered compensation [IRC 401(a)(17)]	$275,000	$270,000
Highly Compensated Employee Definition	$120,000	$120,000

The Plan has an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent per pay period, unless they make an affirmative election not to contribute to the Plan or to contribute a different percentage. Additionally, the Plan has an auto-escalation feature where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled. The annual increase feature applies to Roth 401(k) savings where a participant has a Roth 401(k) savings election, but not a pre-tax savings election.

Savings on the first 6 percent of base salary are matched by company contributions on a dollar-for-dollar basis. Matching company contributions, which vest when a participant attains three years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among twenty-one active investment options as of December 31, 2018 (see Notes 1(f), 10 and 12). Eligible participants may also contribute amounts representing the direct rollover of pre-tax funds from a qualified retirement plan sponsored by any previous employer or a conduit IRA, or from the United States Steel Corporation Plan for Employee Pension Benefits (Revision of 2003). The Plan allows direct rollovers of a lump-sum distribution from a designated Roth account under a qualified 401(k) plan sponsored by any of the employee’s previous employers. All investments are participant directed.

Until March 31, 2017, Marathon Oil Corporation (MOC) common stock held in the Marathon Stock Fund and Marathon Petroleum Corporation (MPC) common stock held in the Marathon Petroleum Stock Fund remained as options in the Plan but were closed to new investments. Participants were prohibited from purchasing additional shares of the Marathon Stock Fund and Marathon Petroleum Stock Fund, but continued to have the option to hold, sell, or withdraw their investment in the respective fund. Dividends from such shares continued to be reinvested in their respective fund shares. Effective November 10, 2016, the Plan was amended to remove Marathon Oil Corporation stock and Marathon Petroleum Corporation stock as investment options and transfer existing balances to the applicable default investment option effective as of the close of business March 31, 2017.

Separate investment elections may be made for Employee Savings (pre-tax savings, after-tax savings, Roth 401(k) savings, catch-up contributions and Roth 401(k) catch-up contributions), Retirement Account contributions, rollover account contributions and Roth 401(k) rollover account contributions. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by Fidelity Management Trust Company (“the Trustee”) in the investment options specified.

Eligible employees under the Plan (except for union-represented guardworkers at U. S. Steel Tubular Products, Inc.'s Lone Star Plant at Lone Star Tubular Operations) participate in a non-contributory defined contribution Retirement Account maintained under the Plan. With respect to the defined contribution Retirement Account, the Employing Companies make contributions, depending on age and base salary, to the employee’s account on a monthly basis. Percentages are based upon the age of the participant as of the first day of the month and eligible salary at the time of the contribution, as noted below:

#3

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

Age	Percentage of Monthly Base Salary
Less than 35	4.75%
35 to less than 40	6%
40 to less than 45	7.25%
45 and above	8.5%

Participants become fully vested in the value of the Retirement Account after attaining three years of continuous service.

Prior to 2016, eligible employees who accrued continuous service for benefit accrual purposes under the United States Steel Corporation Plan for Employee Pension Benefits (Revision of 2003) were excluded from the Retirement Account.

b.
Payment of benefits - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon and Roth 401(k) savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting, except that vested company contributions and a participant’s matched after-tax savings cannot be withdrawn in a partial withdrawal within 24 months after the contribution is made. Terminated employees with a vested account balance of more than $1,000 (including any unpaid loan balance) may defer distribution until age 70 ½. A participant who terminates employment for any reason, and who, on the effective date of termination, had three or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than three years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, involuntary termination of employment under circumstances which would qualify the participant for benefits under the United States Steel Corporation Supplemental Unemployment Benefit Program for Non-Union Employees, or death. Forfeiture occurs as of the date on which the participant (i) incurs five consecutive one year breaks in continuous service, or (ii) if earlier, receives a distribution of the entire vested portion of his account.

c.
Forfeited accounts - Any forfeited nonvested company contributions ($1.158 million in 2018 and $0.959 million in 2017), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2018 and 2017, company contributions were reduced by $1.130 million and $1.017 million, respectively, from forfeited nonvested accounts. Forfeitures occurring on or after January 1, 2015 may be applied to plan expenses.

d.
Participant accounts - Under the investment transfer provisions, and absent any trade restrictions under Section 16b of the Securities Exchange Act, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees charged by the T. Rowe Price Emerging Markets Stock Fund equal to 2% of the value sold when selling shares after holding them less than 90 days.

In addition, Fidelity has implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or Plan Sponsor. Final regulations under ERISA section 408(b)(2) require Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation Plan for Employee Pension Benefits may be rolled over into an eligible participant’s account within 60 days following receipt of the distribution. Eligible participants may also roll over assets from the qualified plans of their immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2018 and 2017 totaled $13.6 million and $28.9 million, of which $11.0 million and $25.0 million were transferred from the United States Steel Corporation Plan for Employee Pension Benefits, respectively.

e.
Notes receivable from participants - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months or more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the Prime Rate as provided by Reuters as of market close on the last business day of the prior month plus one percent and remains fixed for the duration of the loan. The loans bear interest at rates that range from

#4

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

4.25 to 6.25 percent and from 4.25 to 5.25 percent on loans outstanding December 31, 2018 and 2017, respectively. Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. Loans are recorded at net realizable value in the financial statements.

f.	Investment options - Please refer to the Summary Plan Description for details on the investment options offered by the Plan.

2.	Accounting policies:

a.	Basis of accounting - Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b.
Use of estimates - The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Investment valuation - The Plan’s investments are stated at fair value as defined by Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement (see Note 12).

d.
Net appreciation/depreciation - The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e.
Investment by the trustee - The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable. Purchases and sales of securities are recorded on a trade-date basis.

f.
Administrative expenses - The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, record keeping fees, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider (i.e., revenue sharing), (2) loan origination fees, (3) settlement proceeds and other miscellaneous items, (4) voluntary contributions from the Employing Companies to cover cost of administration and (5) assessments against participants' individual accounts. There were no assessments against participants’ individual accounts in either 2018 or 2017.

g.	Payment of benefits - Benefits are recorded when paid.

h.	Income recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i.
Participant loans - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loans in default are classified as benefit payments to the participants based upon the terms of the Plan.

j.	Excess contributions payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

k.	Subsequent events - The Plan has evaluated subsequent events through June 19, 2019, the date on which the financial statements were available to be issued.

3.	Plan amendments - Effective October 1, 2018, the Plan was amended to reflect the agreement and termination date and new local union name from a recent bargaining agreement.

Effective July 16, 2018, the Plan was amended to reflect administrative changes in the Managed Accounts Service.

Effective April 1, 2018, the Plan was amended to reflect a change in the recordkeeper’s loan repayment process for inactive employees, and for minor technical corrections and clarifications.

Effective January 1, 2018, the Plan was amended for a change in how the recordkeeper processes loan defaults occurring on or after January 1, 2018 and to reflect an updated investment option name.

Effective January 1, 2018, the Plan's definition of total and permanent disability was amended.

#5

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

Effective for transactions initiated on or after September 5, 2017, the Plan was amended to shorten the settlement cycle from three business days to two business days after the trade for buy and sell transactions involving Company Stock, and for a minor technical correction.

Effective August 31, 2017, the Plan was amended to adopt hardship withdrawal provisions for Hurricane Harvey disaster relief.

Effective April 1, 2017, the Plan was amended and restated to provide that all or part of forfeited Company Matching Contributions and Retirement Account Contributions (and the earnings thereon) may, if elected by the Plan Administrator, be used to fund qualified nonelective contributions (QNEC Contributions) and to make various technical corrections and clarifications.

Effective April 1, 2017, the Plan was amended to remove references to the Marathon Oil Corporation and Marathon Petroleum Corporation stock investment options.

4.
Transfers to the plan - Net transfers to the plan total $0.3 million in 2018 and $0.5 million in 2017. For both years the transfers were primarily related to voluntary direct plan transfers from the USS 401(k) Plan for USW-Represented Employees for employees who transferred from union positions to eligible non-represented positions.

5.	Employer-related investments - Purchases and sales of Company common stock in accordance with provisions of the Plan are permitted under ERISA.

6.
Tax status - The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated January 30, 2014 that the Plan, as amended and restated effective January 1, 2013, continues to qualify under §401(a) of the Internal Revenue Code (IRC) of 1986, as amended, and its related trust is exempt from tax under §501(a) of the IRC of 1986, as amended. The Plan has been amended subsequent to the amendments taken into account by the IRS in conjunction with its issuance of the January 30, 2014 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the IRS for the years prior to 2012.

7.
Plan termination - The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right under the Plan to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

8.
Risks and uncertainties - Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available

for Benefits.

9.
Delinquent Participant Contributions - During 2018, the Plan Sponsor failed to remit to the Plan a certain employee contribution totaling $944 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA, regardless of materiality. In September 2018, the Plan Sponsor contributed to the Plan for the delinquent amount and reimbursed the Plan for lost earnings in the amount of $15. Related excise tax was paid by the Plan Sponsor in 2018.

10.
Stable value common collective trust - The Plan invests in stable value wrap contracts through a stable value common collective trust, the Fidelity Managed Income Portfolio II - Class 3 (MIP II). This investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of seven wrap contracts, which calls for the application of ASC 962-325 (Plan Accounting-Defined Contribution Pension Plans - Investments - Other) for valuation purposes. MIP II is classified as a common collective trust and is classified as an investment measured at net asset value since a market price is not available for this investment in an active market.

#6

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.

Because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

11.
Related party transactions - Certain investments of the Plan are mutual funds and common collective trusts managed by Fidelity Investments. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment’s expense ratio. Therefore, the Plan is not directly billed for these fees.

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (see Note 5). Dividends received for 2018 and 2017 were $1.0 million in each year. Purchases and sales for 2018 were $56.6 million and $63.8 million, respectively, and purchases and sales for 2017 were $56.5 million and $64.9 million, respectively.

The Plan also holds notes receivable totaling $12.4 million and $11.9 million in 2018 and 2017, respectively, representing participant loans that qualify as party-in-interest transactions.

12.
Fair value measurement - ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan’s investments, and requires additional disclosure about fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are summarized below.

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

•Level 2 - Inputs to the valuation methodology include

▪	Quoted prices for similar assets or liabilities in active markets;

▪	Quoted prices for identical or similar assets or liabilities in inactive markets;

▪	Inputs other than quoted prices that are observable for the asset or liability;

▪	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan’s assets are classified as follows:

Level 1
Interest-bearing cash
Common stock
Mutual Funds

An instrument’s level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The stable value common collective trust is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

#7

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Refer to Note 10 for a description of the stable value common collective trust.

There were no Level 2 or 3 assets at December 31, 2018 or December 31, 2017.

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2018.

The following is a summary of the Plan’s assets carried at fair value:

Investments at Fair Value at December 31, 2018
($ in thousands)
		Quoted Prices
Asset Classes	Total	(Level 1)
Interest-bearing cash	$16,088	$16,088
Common stock	89,361	89,361
Mutual Funds	799,258	799,258
Total assets in the fair value hierarchy	$904,707	$904,707
Investments measured at net asset value (a)	197,911
Investments at fair value	$1,102,618

Investments at Fair Value at December 31, 2017
($ in thousands)
		Quoted Prices
Asset Classes	Total	(Level 1)
Interest-bearing cash	$12,348	$12,348
Common stock	170,021	170,021
Mutual Funds	864,722	864,722
Total assets in the fair value hierarchy	$1,047,091	$1,047,091
Investments measured at net asset value (a)	222,858
Investments at fair value	$1,269,949

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits. These investments represent holdings in the stable value common collective trust.

#8

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/PN 003

Schedule H, Line 4a - Schedule of Delinquent Contributions
December 31, 2018

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if late Participant Loan Repayments are included ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Corrections in VFCP	Total Fully corrected under VFCP and PTE 2002-51

$959				$959

#9

UNITED STATES STEEL CORPORATION SAVINGS FUND PLAN FOR SALARIED EMPLOYEES
EIN 25-1897152/PN 003

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	U. S. Steel Stock Fund - Common Stock	Employer-related security	$89,354,415
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	6,829
*	Fidelity Diversified International Fund - Class K	Mutual fund	41,483,219
*	Fidelity Freedom Index Income Fund - Institutional Premium Class	Mutual fund	10,035,375
*	Fidelity Freedom Index 2010 Fund - Institutional Premium Class	Mutual fund	16,195,305
*	Fidelity Freedom Index 2020 Fund - Institutional Premium Class	Mutual fund	55,294,624
*	Fidelity Freedom Index 2030 Fund - Institutional Premium Class	Mutual fund	73,347,706
*	Fidelity Freedom Index 2040 Fund - Institutional Premium Class	Mutual fund	43,503,579
*	Fidelity Freedom Index 2050 Fund - Institutional Premium Class	Mutual fund	37,764,121
*	Fidelity Freedom Index 2060 Fund - Institutional Premium Class	Mutual fund	3,676,646
*	Fidelity Real Estate Investment Portfolio	Mutual fund	22,161,336
*	Fidelity Contrafund Fund - Class K	Mutual fund	94,108,873
*	Fidelity Low-Priced Stock Fund - Class K	Mutual fund	15,778,282
*	Fidelity U.S. Bond Index Fund - Institutional Class	Mutual fund	53,390,876
*	Fidelity 500 Index Fund - Institutional Premium Class	Mutual fund	147,003,106
	T. Rowe Price Emerging Markets Stock Fund	Mutual fund	32,575,437
	Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual fund	8,258,373
	Vanguard Windsor II Fund - Admiral Shares	Mutual fund	35,983,233
	Vanguard Explorer Fund - Admiral Shares	Mutual fund	36,354,650
	Janus Henderson Enterprise Fund Class I	Mutual fund	72,343,146
*	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	197,910,631
	Vanguard Treasury Money Market Fund Investor Shares	Interest-bearing cash	16,088,360

*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 6.25%	12,388,233

	Total Investments at 12/31/18		$1,115,006,355

	* Party-in-interest

	All investments are participant directed.

#10

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the United States Steel Corporation Savings Fund Plan For Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 19, 2019.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By:	/s/ Kimberly D. Fast
Kimberly D. Fast,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-231216) of United States Steel Corporation of our report dated June 19, 2019 relating to the financial statements and supplemental schedules of United States Steel Corporation Savings Fund Plan for Salaried Employees, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 19, 2019